UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2023

Commission File Number 001-39327

Seadrill Limited

(Exact name of Registrant as specified in its Charter)

Park Place

55 Par-la-Ville Road

Hamilton HM 11 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Seadrill Limited – Additional Information Regarding New Incentive Awards

Reference is made to the announcement made by Seadrill Limited (the “Company”) (NYSE & OSE: SDRL) on September 27, 2023 regarding the Company’s management incentive plan (the “Plan”) and awards made thereunder to management and employees on September 25, 2023, including awards of 293,630 performance-based restricted stock units (the “PRSU Awards”). In connection with the consideration by the Company’s shareholders of approval of the Plan at the 2023 Annual General Meeting of Shareholders to be held on November 17, 2023, the Company is providing the following information on the performance goals for the PRSU Awards.

The PRSU Awards may be earned, between 0% and 200% of the number of PRSUs granted, based on the achievement of the following performance goals over performance periods ending December 31, 2025 (and subject to continued service requirements).

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Total Shareholder Return (“TSR”) on the Company’s common shares (60% weighting): The number of PRSUs that may be earned based on this performance goal will be based on (i) the achievement of the Company’s absolute TSR (calculated in accordance with the award agreements) as compared to the absolute TSR targets and (ii) the Company’s absolute TSR relative to the absolute TSR of the companies in a compensation peer group (the “Peer Group”), in each case over the period beginning on the date of grant and ending on December 31, 2025 and as set forth below:

		Relative TSR Percentile Ranking (1)
		< 40th percentile	40th percentile	Median	75th percentile
Absolute TSR	40%	75%	100%	150%	200%
	25%	50%	75%	125%	175%
	15%	0%	50%	100%	150%
	10%	0%	0%	75%	100%
	8%	0%	0%	50%	75%

(1)   The results of the absolute TSR for each of the companies in the Peer Group will be ranked from highest to lowest absolute TSR, and the Company’s absolute TSR will be compared to such ranking to determine the Company’s relative TSR percentile ranking. The Peer Group consists of the following companies: Diamond Offshore Drilling, Inc.; Expro Group Holdings N.V.; Helix Energy Solutions Group, Inc.; Helmerich & Payne, Inc.; Nabors Industries Ltd.; NexTier Oilfield Solutions Inc.; Noble Corporation Plc; Oceaneering International, Inc.; Oil States International, Inc.; RPC, Inc.; Transocean Ltd.; and Valaris Limited.

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Cumulative Free Cash Flow of the Company (40% weighting): The Company’s cumulative free cash flow (calculated in accordance with the award agreements) will be measured over three individual annual measurement periods, with one-third of the number of PRSUs that may be earned based on this performance goal being eligible to be earned based on the achievement of the Company’s annual free cash flow as compared to the cumulative free cash flow targets, in each case, for each such annual measurement period and as set forth below. Annual measurement periods will run from January 1, 2023 through December 31, 2023, January 1, 2024 through December 31, 2024 and January 1, 2025 through December 31, 2025.

	Performance Achievement %	Payout%
Threshold	85%	50%
Target	100%	100%
Maximum	125%	200%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEADRILL LIMITED

Date: October 24, 2023	By:	/s/ Grant Creed
Name: Grant Creed
Title: Principal Financial Officer of Seadrill Limited

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-271916) ORIGINALLY FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 15, 2023.